SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 20, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Presentation of Repsol YPF, S.A. Third Quarter 2002 Results

ITEM 1

3rd QUARTER 2002
PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL
14:00 H CET

12 November 2002

This document may contain market assumptions, different sourced information and forward-looking statements with respect to the financial condition, results of operations, business, strategy and the plans of Repsol YPF SA and its subsidiaries. Such statements are based on a number of assumptions, that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental, regulatory considerations and general economic and business conditions.

Repsol YPF does not assume any obligation to update publicly any forward looking statements, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company's financial results is provided in documents filed by the company and its affiliates with the CNMV, CNV and the US SEC.

HIGHLIGHTS

     Mr. Carmelo de las Morenas
CFO

• Weak global economic situation • Ongoing crisis in Argentina • Lower refining and marketing margins • Higher crude oil prices than in 3Q01. • Stronger US$ versus euro	• Net Cash flow • Operating income • Net Debt Reduction	1,179 M€ 712 M€ 221 M€

EFFECT OF ARGENTINEAN
CRISIS ON REPSOL YPF

MONTHLY INFLATION AND EXCHANGE RATE IN ARGENTINA
(January-October 2002)

Tax revenues
Million pesos
5300
4800
4300
3800
3300
2800
e
f
m
a
m
j
j
a
s
o
n
d
2002

Total adjustment of peso denominated assets 2,615 million euro

Billion euro
60
30
0
3.57
2.12
1.11
0.96
0.96
37.1
December 2001 (Before adj.)
December 2001 (After adj.)
March 2002
June 2002
September 2002
Assets
Peso denominated assets

OIL PRODUCT PRICES BEFORE TAX (pesos/m3)

ARGENTINA

LIFTING COSTS ( US$/boe)

TOTAL ARGENTINA

AVERAGE COST PER WELL

OPERATING CASH COSTS ($/Barrel)

January - September

REGULATION	2nd Q	3rd Q	DATE APPLICATION

CAPITAL CONTROLS	Free availability 70% export proceeds	Free availability 70% export proceeds

CRUDE EXPORT TAX	20%	20%	From March 1st. Max. 5 years

GASOLINE EXPORT TAX	5%	0%	July 4th.

DIESEL EXPORT TAX	20%	5%	August 1st

LPG EXPORT TAX	20%	5%	June 1st.

OTHER OIL PRODUCTS	5%	5%	From March 1st

REFINED PRODUCTS PRICES	Free	Free

GAS PRICES	Exports: Free Rest: Under negogiation	Exports: Free Rest: Under negogiation	Under revision.

NATURAL GAS EXPORT TAX	0%	0%

CRUDE EXPORT LIMITS	36%	0%	Lifted from July 29th

Industrial Production Index ( Yearly Change)

December
January
February
March
April
May
June
July
August
September
0,0%
-5,0%
-10,0%
-15,0%
-20,0%
-25,0%

Million Euro	2002 OPERATING INCOME

	Without crisis	Reported	Crisis effects

E&P	1,540	1,196	-344

R&M	668	603	-65

CHEMICALS	93	93

G&P	724	579	-145

TOTAL	3,026	2,472	-554

Million Euro
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
4.154
386
128
516
634
554
509
2.445
Acum 01
Consolidation of 24% of Gas Natural
Other Adjustment
Oil&Gas Prices
Refining Margins
Argentinian Crisis
Other Effects
Acum 02

RESULTS
BY BUSINESS AREA

Million Euro	20

Adjustments to 3Q 01:

1.-	Reclassification of taxes for Algeria and Dubai
+ 45.4 M€

2.-	Egyptian capital gain
- 70.3 M€

3.-	Indonesian Op. Income
- 60.6M€

Reported
(KBOE/D)
1200
1000
800
600
400
200
0
1,064.7
- 0.6%
1,058.3
+15.9%
3Q 01
3Q 02
3th Quarter of 2001 includes Indonesian Assets (71.6 k boe/d)
On like for like terms
(KBOE/D)
1200
1000
800
600
400
200
0
993.1
+6.6%
1,058.3
+20.6%
3Q 01
3Q 02
Liquids
Gas

22

ON LIKE FOR LIKE TERMS (Same Assets as 2002)

10
8
6
4
2
0
-2
-4
-6
(%)
8.7
7.9
7.3
6.6
2.1
-1.1
-3.7
7.6
6.4
3.4
1.1
1Q 01 vs 1Q 00
2Q 01 vs 2Q 00
3Q 01 vs 3Q 00
4Q 01 vs 4Q 00
1Q 02 vs 1Q 01
2Q 02 vs 2Q 01
3Q 02 vs 3Q 01
Four Quarter Moving Average Growth

CRUDE OIL PRICE REALIZATIONS (US$/bbl)

GAS PRICE REALIZATIONS (US$/mscf)

TOTAL E & P

LIFTING COSTS ( US$/boe)

Million Euro

•	Decrease of 39% in refining margins

Million Euro

UTILIZATION OF NOMINAL CAPACITY (%)

(*) Effect of 76% deconsolidation of Gas Natural

Sales in Spain
GWh
60000
55000
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
49,215
57,024
3Q01
3Q02

Sales in Latin America
GWh
20000
19000
18000
17000
16000
15000
14000
13000
12000
11000
10000
18,780
23,152
1Q01
1Q02

Figures include sales of Gas Natural SDG on a 100% basis

 FINANCIAL
EVOLUTION

Capex Reduction Argentina: Lower costs Control of Investments Change in the consolidation method (Gas Natural, Enagás, CLH …) End of main projects in 2001 Stronger Euro vs USD

9200
9000
8800
8600
8400
8200
8000
8,960
330
53
64
119
107
8,739
Jun 30th 02
Free Cash Flow
Divestments
Change in consolidation method
Exchange rate
Dividends and others
Sep 30th 02

	Dec 31st, 2001	Mar 31st, 2002	Jun 30th, 2002		Sep 30th, 2002

NET DEBT	16,555	16,669	8,960		8,739

BOOK CAPITALIZATION	38,578	38,470	27,318		27,388

NET DEBT / BOOK CAPITALIZATION (%)	42.9	43.3	32.8		31.9

OPERATING CASH-FLOW	8,134	1,587	2,550	(*)	3,912	(*)

NET DEBT / OPERATING CASH-FLOW (X) (**)	2.04	2.63	1.76		1.68

NET CASH-FLOW	5,729	1,154	1,825	(*)	2,975	(*)

NET CASH-FLOW / NET DEBT (%) (**)	34.6	27.7	40.7		45.4

FINANCIAL EXPENSES	1,352	389	635		660

NET INTEREST IN FINANCIAL EXPENSES	1,117	219	378		517

OPERATING CASH FLOW / NET INTEREST (X)	7.3	7.3	8.3		8.7

Million euros
(*)	Consolidating only 24% of Gas Natural SA for the full year.
(**)	Anualized basis

	3rd Quarter 2001	3rd Quarter 2002	JAN-SEP 2002

Average Net Debt	(19,021)	(9,084)	(12,856)

Interest Rates	(5.76% )	(5.61% )	(5.58% )

Interest Expenses	(280)	(144)	(543)

Capitalizaded Interest	12	5	26

Interest Expense in Financial Expenses	(268)	(139)	(517)

Exchange rate differences	(42)	25	19

Provision for situation in Argentina	—	76	(162)

Other Financial Revenues/ (Expenses)	(13)	13	—

Total Financial Expenses	(323)	(25)	(660)

Million euro	39

2,500
2,000
1,500
1,000
500
0
Million Euro
10
9
8
7
6
5
4
3
2
1
0
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
Net Interest
Operating Cash- Flow
Interest Cover

Tax rate 2002

•	Fiscal credits because of losses in Argentina consecuence of exchange rate evolution

•	18% tax rate on capital gains in certain divestments

•	Fiscal effect derived from exchange rate evolution

20% tax rate for 2002

•	Managing the situation in Argentina

•	Capital discipline

•	Operating performance remains strong

•	Strengthening our financial flexibility

Investor Relations
Pº Castellana 278-280
28046 Madrid (Spain)
Tlf: 34 913 48 55 48
Fax: 34 913 48 87 77
E-mail: INVERSORES@repsolypf.com
Website: www.repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2002

REPSOL YPF, S.A.

By:  /s/ Carmelo de las Morenas
Name:  Carmelo de las Morenas
Title:    Chief Financial Officer